[TV AZTECA LOGO]



                              TV AZTECA DISTRIBUTES
                          US$33 MILLION TO SHAREHOLDERS

         --Accumulated Distributions of US$173 Million Since June 2003--


FOR IMMEDIATE RELEASE
---------------------

         MEXICO CITY, MAY 13, 2004--TV  Azteca,  S.A. de C.V.  (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world announced that it made today a US$33 million cash distribution to shareholders, equivalent to US$0.01 per CPO, or US$0.17 per ADR.

         On April 15, TV Azteca's Annual Ordinary Shareholders' Meeting approved distributions for an aggregate amount of approximately US$55 million to be paid during 2004, which include the payment of US$33 million made today, and another payment of approximately US$22 million to be made on November 11.

         The company noted today's cash distribution is part of its ongoing plan to allocate a substantial portion of TV Azteca's cash generation to make distributions to shareholders of over US$500 million, and to reduce the company's debt by approximately US$250 million by 2008.

         Within the cash plan, the company made a distribution of US$125 million on June 30, 2003, and an additional of US$15 million on December 5, 2003, which together with today's US$33 million, make an aggregate amount of US$173 million. The accumulated distributions are equivalent to a 12% yield based on the closing price of the ADR as of May 12, 2004. The company also reduced its net debt by US$60 million as of February 15, 2004.


COMPANY PROFILE
---------------

         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.


                               INVESTOR RELATIONS:


            Bruno Rangel                                    Omar Avila
           5255 3099 9167                                 5255 3099 0041
      jrangelk@tvazteca.com.mx                        oavila@tvazteca.com.mx

                                MEDIA RELATIONS:

          Tristan Canales                                 Daniel McCosh
           5255 3099 5786                                 5255 3099 0059
     tcanales@tvazteca.com.mx                        dmccosh@tvazteca.com.mx